

September 11, 2013

Via E-mail
Becky A. Sheehan
Executive Vice President and Chief Financial Officer
FTD Companies, Inc.
3113 Woodcreek Drive
Downers Grove, IL 60515

     Re: **FTD Companies, Inc.**
               Amendment No. 4 to Registration Statement on Form 10-12B
               Filed September 9, 2013
               File No. 001-35901

Dear Ms. Sheehan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Exhibit 99.1

1. Please disclose the record date for the distribution. Please also include the date on which United Online's board approved the distribution and the terms of your 2013 Incentive Compensation Plan, or tell us why you cannot provide such disclosure.

Summary, page 1

Questions and Answers About the Separation, page 5

How many shares of FTD common stock will be distributed in total?, page 6

2. Please disclose here and throughout your Information Statement the number of shares of FTD common stock that will be distributed in the Separation. In this regard, we note

your disclosure on page 57 that you anticipate the distribution of 18.5 million shares of your common stock to holders of United Online common stock.

What will happen to United Online equity awards in connection with the Separation?, page 10

3. In response to comment 5 in our letter dated May 29, 2013, you stated in a letter dated June 28, 2013 that "the Company will provide this information when it is available." However, it does not appear that you have provided such information. Please provide such information or advise us why you believe such information is unnecessary.

The Separation, page 45

Transferability of Shares you receive, page 47

4. In response to comment 15 in our letter dated May 29, 2013, you stated in a letter dated June 28, 2013 that "[w]hen known, the Company will further revise the disclosure on page 45 of the Information Statement to disclose the number of shares that may be resold by the Company's affiliates subject to Securities Act Rule 144." However, it does not appear that you have provided such information. Please provide such information or advise us why you believe such information is unnecessary.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 57

5. Please present your pro forma adjustments, particularly footnote (b), gross on the face of the pro forma statements or provide a more detailed explanation of the components of the adjustments within the notes to the pro forma statements.

6. Although United Online equity awards will be converted into FTD awards, it appears your pro forma diluted net income per common share computations do not include the impact of such dilutive securities. Please tell us and disclose your treatment in greater detail, including the number of awards excluded from diluted net income per common share.

Financial Statements, page F-1

Notes to Unaudited Condensed Consolidated Financial Statements, page F-53

(5) Goodwill and Intangible Assets, page F-61

7. We have read your response to comment 3 from our letter dated August 16, 2013. We note that you have recorded an out-of-period adjustment which increased goodwill and decreased accumulated other comprehensive loss in the company's June 30, 2013 balance sheet by $7.9 million. Please confirm that the adjustment was made in the June 30, 2013 interim period and has been netted with foreign currency translation in the table on page

F-61. In addition, you state that you consider this adjustment to be immaterial to the current period and all prior periods. Given the importance the FASB attached to reporting comprehensive income and its components, please explain to us in detail how you determined that this adjustment was immaterial to the Statement of Comprehensive Income in all periods affected. In this regard, provide us with your complete SAB 99 materiality analysis. Considering one objective of ASU No. 2011-05 was to increase the prominence of items reported in other comprehensive income, please specifically explain your materiality considerations of the impact on each component contained in the Statement of Comprehensive Income. Please finally address how you estimate the adjustment will impact annual figures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Charles Ammann
        United Online, Inc.